QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the years ended December 31, 2011 to 2015 was as follows:

	Year Ended December 31,
(in thousands of dollars, except for ratios)	2015	2014	2013	2012	2011
Earnings:
Net income (loss) before income taxes	$(123,237)	$213,108	$4,580	$(29,872)	$71,122
Added Fixed charges	71,951	22,272	4,947	477	669

Earnings (Deficiency of Earnings) available to cover fixed charges(3)	(51,286)	$235,380	$9,527	$(29,395)	$71,791

Fixed charges:
Interest expense	71,128	6,883	—	—	133
Non-cash interest expense on PDL liability	—	14,646	4,488	—	—
Estimated interest component of rent	823	743	459	477	536

Total fixed charges	$71,951	$22,272	$4,947	$477	$699

Ratio of earnings to fixed charges(1)(2)	—	10.6	1.9	—	107.3

(1)
For purposes of computing these ratios $123.2 million in 2015 and earnings to fixed charges, fixed charges consist of interest expense, non-cash interest expense on PDL liability and an estimated interest component of rent. Non-cash charges relating to the change in fair value of the contingent consideration liability as interest expense totaling $39,000, $908,000, $2,373,000 and $2,308,000 within each of the years ended December 31, 2012, 2013, 2014 and 2015 have been excluded from the calculation of the fixed charges above.

(2)
We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(3)
Earnings consists of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges. Earnings for the years ended December 31, 2014 and 2013 include non-cash PDL royalty revenue $242,808,048 and $18,104,431, respectively.

Earnings were insufficient to cover fixed charges by $123.2 million in 2015 and $29.9 million in 2012.

QuickLinks

  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES